

Mail Stop 3030

January 29, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Robert H. Nelson
Chief Financial Officer
Greystone Logistics, Inc.
1613 East 15th Street
Tulsa, Oklahoma 74120

> RE: **Greystone Logistics, Inc.**
> **Form 10-KBS for the fiscal year ended May 31, 2008**
> **Filed September 15, 2008**
> **Form 10-Q for the Quarter Ended November 30, 2008**
> **Filed January 14, 2009**
> **File No. 0-26311**

Dear Mr. Nelson:

We have reviewed your response letter dated January 13, 2009 and filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

General

1. We note your response to prior comment 8 which indicates that since you made the determination that the May 31, 2007 financial statements needed to be restated "concurrent" with the filing of your May 31, 2008 Form 10-KSB you concluded

that an Item 4.02 8-K was not considered necessary. Please note the staff's guidance provided in Question 101.1 of Compliance and Disclosure Interpretations to the Exchange Act Form 8-K found at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm which clarifies that all Item 4.01 and Item 4.02 events must be reported on Form 8-K. Please file the Item 4.02 Form 8-K related to this restatement.

Exhibit 31

2.   Please refer to our prior comment 10. We see that you filed Amendment No. 1 to Form 10-KSB for the period ended May 31, 2008 on January 14, 2009 to correct the certifications. However, we note your certifications in the referenced amendment to your Form 10-KSB incorrectly refer to the "quarterly report on Form 10-Q" in paragraph 1. Please file an amendment to your Form 10-KSB that includes new, corrected certifications. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Form 10-Q for the Fiscal Year Ended November 30, 2008

Consolidated Statements of Income, page 4

3.   We note that you have not included income statements for the three month periods ended November 30, 2008 and 2007 in your Form 10-Q. Please note that Instruction 1 of Rule 8-03 of Regulation S-X requires that where the interim period is more than one quarter, income statements must also be provided for the most recent interim quarter and the comparable quarter of the preceding fiscal year. Please amend your Form 10-Q to include the required income statements and revise the MD&A to provide a comparative discussion of the quarterly results.

4.   To this regard, please revise your MD&A discussion to cover the most recent fiscal quarter.

Notes to Consolidated Financial Statements, page 6

Note 6 Restatement, page 8

5.   Please refer to comment 9 in our letter dated December 18, 2008. We note your response that you will edit your disclosure in future filings to more fully comply with paragraph 26 of SFAS 154. However, we do not see how your revised disclosure in your Form 10-QSB for the period ended November 30, 2008 provides this information, specifically please tell us how you present the changes in the balance sheet line items affected by the change, the effect of such changes,

and the effect of the corrections on net income or loss and the related per share amounts. Please confirm you will revise future filings to include the required disclosure.

As appropriate, please revise you filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela J. Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Julie Sherman
Reviewing Accountant